Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

July 6, 2021

VIA EDGAR TRANSMISSION

Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Ms. Stojic:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 12, 2021 with respect to the Amendment and the Trust’s series, the iClima Global Decarbonization Enablers ETF and the iClima Distributed Renewable Energy ETF (each, a “Fund,” and together, the “Funds”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the names of the Funds to the “iClima Global Decarbonization Leaders ETF” and the “iClima Distributed Renewable Energy Leaders ETF” and will incorporate those changes in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
The Funds
1.For each Fund, supplementally provide the index methodology.
Response: The Trust responds supplementally that each Fund’s index methodology was updated effective July 6, 2021, and the updated methodologies were sent to the Staff by email on July 6, 2021. The Trust also notes supplementally that corresponding changes have been made to each Fund’s “Principal Investment Strategy” section to reflect the changes to each Fund’s index methodology.
2.For each Fund, provide a model portfolio showing the top 20 holdings including company names, country, industry/sector, index weight, and an explanation supporting its inclusion in the respective index. If the underlying index will have material country, industry or sectors exposure, please disclose as of a recent date. To the extent that an index includes a significant amount of industrial companies please affirmatively disclose that fact including the reason why. Explain in correspondence why the inclusion is appropriate and meets investor expectations given the index name.
Response: The Trust supplementally notes that a model portfolio reflecting the top 20 holdings for each Fund was sent to the Staff by email on July 6, 2021. The Trust further notes that the top 20 holdings have been selected for inclusion in each index by the Index Provider based on the Index Provider’s analysis of each company’s business activities and revenue sources in accordance with the applicable index methodology. Both indexes have material exposure to the United States and the industrials sector as of July 6, 2021, the date the model portfolios were provided to the Staff. The Trust uses the Bloomberg Industry Classification Standard (BICS) classification system for determining a company’s industry and sector classifications. Within BICS, the industrials sector includes aerospace, defense, machinery, construction, fabrication and manufacturing companies, each of which has companies actively involved in decarbonization and renewable energy. In accordance with the methodologies, the indexes have significant exposure to the industrials sector because decarbonization and distributed energy processes require goods (wind turbines, inverters, gear boxes, electric vehicle, charging stations, subsea cable for offshore wind, etc.) as well as raw materials and commodities which are then converted into end-user products. Examples of industrials sector businesses in the indexes include automobile manufacturers, consumer electronics companies, electric vehicles and other electronics manufacturing, such as, smart meters, smart thermostats, LED lightning systems. Electric equipment companies in the indexes, producing the equipment and goods required for the energy transition (smart grids, electric rails, distributed generation equipment) are also part of the industrials sector. The Trust further responds by adding corresponding risk disclosure to the iClima Global Decarbonization Enablers ETF and the iClima Distributed Renewable Energy ETF to include an emphasis in the industrials sector.
3.Please provide each Fund’s completed Fees and Expenses table as well as completed Expense Examples prior to effectiveness.
Response: The Trust notes each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
4.Please explain supplementally how the line item for each Fund’s “Other Expenses” in the Fees and Expenses table was estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by supplementally noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for each Fund’s initial fiscal year are reasonable given each Fund’s expected portfolio holdings.
iClima Global Decarbonization Enablers ETF – Fund Summary
5.In the Principal Investment Strategies section, describe the concept of carbon dioxide avoidance with greater detail.
Response: The Trust responds by revising the first paragraph in the Principal Investment Strategies section to read as follows:
“The Fund uses a “passive management” (or indexing) approach to track the performance, before fees and expenses, of the Index. The Index follows a rules-based methodology (described generally below) that tracks the performance of the equity securities of publicly-traded large-, mid-, and small-capitalization U.S. and non-U.S. companies in developed and emerging markets that are selected based on ~~a list of products and services that enable carbon dioxide avoidance (“CO2e Avoidance”)~~ metrics that quantify a company’s contribution to avoidance of carbon dioxide equivalents (“CO2e Avoidance”) by offering climate change mitigation solutions (through products and/or services) that enable a function to be performed with lower carbon emissions. Companies in the Index generate revenues in line with the most relevant existing climate change mitigation solutions that enable significant CO2e reductions through CO2e Avoidance, improving energy efficiency and/or contributing to carbon sequestration (i.e., capturing and storing carbon dioxide). The Index is owned by iClima Earth Ltd (the “Index Provider”) and calculated and administered by Solactive AG.”
6.With a view to risk disclosure, please provide background information on iClima Earth Ltd. (“iClima” or the “Index Provider”) including experience in creating and managing similar indexes, its financial and professional resources, and its compliance infrastructure.
Response: The Trust responds by supplementally noting that iClima is a green fintech company incorporated in the United Kingdom in 2019, with the sole purpose of performing research and creating equity benchmarks that focus on decarbonization. iClima published the iClima Global Decarbonization Enablers Index in September 2020 and the Index is being utilized by regulated investment products approved for sale across multiple exchanges in Europe and Australia. iClima published the iClima Distributed Renewable Energy Index in February 2021 and the Index will be utilized by regulated investment products scheduled to be approved for sale in Europe in the second quarter of 2021. The iClima executive leadership team has more than 20 years of experience with energy investments and sustainable finance. The Trust believes that iClima has sufficient financial resources, professional resources and the compliance infrastructure necessary to meet its obligations and perform its duties with respect to the Indexes.
The Trust further responds by adding the following risk to both Funds: “Index Provider Risk. There is no assurance that the Index Provider, or any agents that act on its behalf, will compile the Index accurately, or that the Index will be determined, maintained, constructed, reconstituted, rebalanced, composed, calculated or disseminated accurately. The Adviser relies upon the Index Provider and its agents to compile, determine, maintain, construct, reconstitute, rebalance, compose, calculate (or arrange for an agent to calculate), and disseminate the Index accurately. Any losses or costs associated with errors made by the Index Provider or its agents generally will be borne by the Fund and its shareholders.”

7.In the Principal Investment Strategies section, within the sub-section, iClima Global Decarbonisation Enablers Index, in segment #4 “Enabling Solutions,” please disclose examples of such companies and the solutions they offer to contribute to decarbonization as investors would benefit from additional detail.
Response: The Trust responds by revising segment #4 as follows: “Enabling Solutions: Companies that cover a wide range of solutions that indirectly enable reduction of greenhouse gas emissions from energy generation, combustion in ICE vehicles, and operation of buildings and industrial processes. Examples of enabling solutions companies include companies that develop alternative fuel cell systems that have the potential to decarbonize energy storage applications where fossil fuels are traditionally used and companies that provide energy efficiency and renewable energy services to help customers reduce electricity consumption and/or generate electricity from renewable sources.”
8.In the same section, regarding segment #5 “Sustainable Products,” please disclose and identify examples of sustainable raw materials and explain how they contribute to decarbonization.
Response: The Trust responds by revising segment #5 as follows, “Sustainable Products: Companies that offer products from sustainable raw materials, products that enable reduction of greenhouse gas emissions in the production stage, use phase and/or end of life phase. Examples of sustainable products companies include companies that produce plant-based alternatives to meat products thereby avoiding methane-intensive animal rearing and companies that provide telepresence solutions that allow customers to conduct meetings virtually and avoid travel via car, plane or other modes of transportation.”
9.In the paragraph immediately following the discussion of the segments, regarding the phrase “jurisdictional requirements,” please revise to explain whether the Index Provider will only consider those issuers that have prepared a sustainability report particularly with respect to issuers domiciled in the U.S. and other jurisdictions where sustainability reports are prepared using voluntary frameworks. Please note in this paragraph, or where appropriate, that a sustainability report may be prepared using one of many different voluntary sustainability reporting frameworks, if true. Lastly, please revise to clarify that not all jurisdictions necessarily require sustainability reporting and that such reports may not be available for all issuers.
Response: The Trust responds by supplementally noting that the key metrics evaluated by the Index Provider are revenue disclosures and descriptions of the products and services that a company offers. While the Index Provider may utilize information in sustainability reports as part of its research and screening process, such reports are not a primary source of data. Therefore, the Index Provider is not constrained by the issuers that prepare sustainability reports.
The Trust further responds by revising the disclosure as follows:
“To determine the Green Revenue the Index Provider analyzes the audited financial reports and sustainability reports, if available, that ~~each~~ a company may prepare~~s~~ in accordance with its jurisdictional requirements as well as all publicly available investor relations information.”
10. Regarding concessions from the negative screen and exclusion from the Index for companies with “revenues of less than 10% to conventional armament producers,” please supplementally explain how non-conventional weapons activity may enable solutions in decarbonization. Alternatively, please remove this disclosure.
Response: The Trust responds by supplementally noting that non-conventional weapons are not decarbonization solutions and that the reference to conventional armament producers is part of the disclosure relating to the exclusionary screening in the Index methodology. With respect to the concessions described in the exclusionary screen disclosure, the Index includes some companies with relevant decarbonization solutions that also generate revenues of less than 10% from sales to conventional armament producers. The Index does not include companies with any revenues from sales to non-conventional weapons producers.
11. The negative screen bulleted list includes power generators. Revise this bullet for clarity as it is confusing because this list is designed to be a carve out list and the second sentence mentions “. . . must also have natural gas representing less than 50% of revenues.”
Response: The Trust responds by revising the bulleted disclosure to read as follows:
“Power generators that are predominantly renewable energy players that receive 50% or more of their revenues from natural gas or more than 1% of their revenues from coal fired power plants.”
12.Consider whether the market capitalization detailed table disclosure is more appropriate in Item 9.
Response: The Trust responds by moving the market capitalization table to the Principal Investment Strategies section under Item 9.

13.The Fund’s name includes the term “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Citation: Release No. IC-24828, footnote 42.
Response: The Trust responds by supplementally noting that the Fund is passively managed and will invest in U.S. and non-U.S. companies to the extent the Index is so invested.
The Trust also responds by adding the following disclosure within the “The Fund’s Investment Strategy” subsection: “The Fund will invest all, or substantially all, of its assets in the component securities that make up the Index. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in CO2e Avoidance Companies, as defined above. Also, under normal circumstances, the Fund will be invested, to the extent the Index is so invested, in at least four different countries, including the U.S.”
14.Within “Associated Risk of Investing in CO2e Avoidance Companies,” please explain and disclose the impact on the Fund’s risk profile of some of the companies not yet achieving full commercialization.
Response: The Trust responds by removing the last sentence of the risk as the exposure that the Fund may have to companies that have not yet achieved full commercialization is not considered material.
15.Within “Concentration Risk,” please state if the Fund anticipates being concentrated in any industry or group of industries at launch.
Response: The Trust does not anticipate the Fund to be concentrated in any industry or group of industries at launch, but notes the Fund will concentrate to approximately the same extent that the Index concentrates in the securities of a particular industry or group of related industries. The Trust also notes that the Fund will continually assess weightings as part of its compliance testing and monitor for disclosure purposes.
16.For “Emerging and Developing Markets Risk,” please consider the recent ADI 2020-11 which covers registered funds risk disclosure regarding investments in emerging markets.
Response: The Trust responds by revising the “Emerging and Developing Markets Risk” as follows:
“Emerging and Developing Markets Risk. ~~The Fund may invest in securities issued by companies domiciled or headquartered in emerging or developing market nations.~~ Investments in securities traded in developing or emerging markets, or that provide exposure to such securities or markets, can involve additional risks relating to political, economic, currency, or regulatory conditions not associated with investments in U.S. securities and investments in more developed international markets. Such conditions may impact the ability of the Fund to buy, sell, or otherwise transfer securities, adversely affect the trading market and price for Shares and cause the Fund to decline in value. Because of these risk factors, the Fund’s investments in developing market countries are subject to greater price volatility and illiquidity than investments in developed markets. The Index Provider may have less reliable or outdated information from emerging or developing market companies due to issues associated with the regulatory, accounting, auditing, and financial reporting and recordkeeping standards when assessing if a company should be included in the Index.”
17.“Models and Data Risk” references “information and data supplied by third parties.” Please disclose whether the Index Provider intends to rely on any ESG ratings or scores from third party providers. If yes, please identify the primary ratings/scoring provider and provide a brief summary of its methodology.
Response: The Trust responds supplementally by noting that the Index Provider does not rely on ESG ratings or scores from third party providers. The Index Provider relies on raw data and tangible metrics, which may be provided by third parties, to evaluate the operations of current or prospective Index constituents.
18.Expand the “New Fund Risk” to address the relationship between the Fund’s smaller size and cost/lack of secondary market liquidity.
Response: The Trust responds by revising “New Fund Risk” as follows: “New Fund Risk. The Fund is a recently organized management investment company with no operating history and a small asset base. As a result, prospective investors do not have a track record or history on which to base their investment decisions. Additionally, due to the Fund’s small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.”

iClima Distributed Renewable Energy ETF – Fund Summary
19.Please explain supplementally whether distributed energy is necessarily renewable energy. Please make this connection clearer in the Index disclosure and include the term renewable where appropriate in the Fund’s strategy.
Response:
The Trust responds by supplementally explaining that distributed energy refers to electricity generated in a decentralized way, at the point of consumption. Within all distributed energy solutions, the Index Provider is focusing on those from renewable sources (which is a sub-set of all possible distributed energy solutions). Therefore, the terms distributed energy and renewable energy are not synonymous. The distributed solutions from renewable sources (epitomized by solar rooftop installations) is the segment within the overall distributed energy solutions.
20.In the Principal Investment strategies section, within the sub-section, iClima Distributed Renewable Energy Index, in segment #1 “Distributed Power Sources,” describe in greater detail what “combined heat and power” means.
Response: The Trust responds by revising the disclosure as follows: “Distributed Power Sources: Companies that produce, sell, or service rooftop or ground mounted installations of solar photovoltaic cells, combined heat and power (e.g., the concurrent production of electricity or mechanical power and useful thermal energy (heating and/or cooling) from a single source of energy located at or near the point of consumption), micro combined heat and power, microturbines, and small wind systems.”
21.In that same section, in segment #2 “Distributed Energy Storage,” please explain the types of battery companies in which the Fund will invest with greater detail. More description than “storage battery” would be helpful as not all are familiar with the term.
Response: The Trust responds by revising the disclosure as follows: “Distributed Energy Storage: Companies that produce, sell, or service battery and thermal storage (including stationary batteries) and fuel cells. Examples of companies with energy storage technologies that allow electricity to be stored for later use include companies producing lithium-ion, sodium sulfur and lead acid battery companies, as well as fuel cells.”
22.In that same section, in segment #4 “Virtual Power Plants,” define in plain English the term “heterogeneous DER resources” and “inverters.”
Response: The Trust responds by revising the disclosure as follows: “Virtual Power Plants: Companies that aggregate diverse ~~heterogeneous~~ DER resources (e.g., wind farms or solar parks), hardware or software, and key components (e.g., inverters, which are an example of hardware that converge hardware and software in virtual power plants).”
23.In that same section, in segment #7 “Software & Systems for Distributed Energy Resources,” a reference is made to “blockchain.” Please explain the relationship between “blockchain” as a service and the concepts of DER and renewable energy. Please similarly explain the relationship between DER and remote monitoring software, advanced distribution management systems and asset performance management.
Response: The Trust responds by revising the disclosure as follows:
7. “Software & Systems for Distributed Energy Resources: Companies that provide blockchain as a service (e.g., a general ledger that would allow peer-to-peer trading of excess electricity produced at the local level by residential, commercial and industrial owners of renewable distributed assets, such as installations with solar roof tops), demand response, remote monitoring software (e.g., assets with sensors collecting operational data combined with technological advancements to provide insight and real-time data), advanced analytics, advanced distribution management systems (e.g., software (and at times combined with hardware) that allows users to manage their DER assets to maximize reliability, power quality, renewable energy use, data security, and resilience to natural disasters and other threats), asset performance management systems (e.g., software that has the ability to analyze data, diagnose causes of malfunctioning and maximize the operational capacity of a product), and distributed energy resource management systems.”
24.Please refer to Comment 9 regarding the phrase “jurisdictional requirements” and provide a response for this Fund.
Response: The Trust responds by supplementally noting that the key metrics evaluated by the Index Provider are revenue disclosures and descriptions of the products and services that a company offers. While the Index Provider may utilize information in sustainability reports for the screening process, such reports are not a primary source of data. Therefore, the Index Provider is not constrained by the issuers that prepare sustainability reports.
The Trust further responds by revising the disclosure as follows:
“To determine the DER Revenue the Index Provider will analyze the audited financial reports and sustainability reports, if available, that a~~each~~ company may prepare~~s~~ in accordance with its jurisdictional requirements as well as all publicly available investor relations information.”
25.Please refer to Comment 10 regarding concessions from the negative screen and exclusion from the Index for companies with revenues of less than 10% to conventional armament producers and non-conventional weapons activity and provide a response for this Fund.
Response: The Trust responds that the response provided to Comment No. 10 is also applicable to this Fund. With respect to the concessions described in the exclusionary screen disclosure for this Fund, the Index includes some companies with relevant distributed renewable energy solutions that also generate revenues of less than 10% from sales to conventional armament producers. The Index does not include companies with any revenues from sales to non-conventional weapons producers.
26.The Fund’s name suggests that it will invest in the distributed renewable energy industry. A fund may use any reasonable definition to define the securities that comprise an industry. The Fund’s principal investment strategies should describe the Fund’s criteria for determining whether a security is within a given industry (e.g. 50% asset or revenue test). Additionally, with respect to the Fund’s revenue test, please explain supplementally why the Fund’s test for determining DER revenue is reasonable and sufficient under the Names Rule given that a 20% allocation in DER revenue may not be considered significant. A 10% increase in DER revenue as publicly disclosing that a DER solution is a key revenue source may also not be considered significant.
Response: The Trust responds by supplementally noting that the Principal Investment Strategies section defines “Distributed Energy Companies” for inclusion in the Index as companies that provide products and services that enable the practice of distributed energy generation. A company is included in a particular segment based on two criteria, a revenue test and the relevance of the company’s business segment, i.e., the description of the products and services that a company offers to ascertain whether the company qualifies as a Distributed Energy Company. Distributed Energy Companies are screened to determine the percentage of revenue each company receives from distributed energy generation compared to its total revenue. Additionally, a company is classified into one of the segments based on its business activities. The Trust notes that while the revenue test has a lower threshold percentage, a company’s inclusion in the Index as a “Distributed Energy Company” is not solely based on revenues.
The Trust also supplementally notes that none of Section 35(d) of the 1940 Act, Rule 35d-1 under the 1940 Act, the SEC adopting release relating to Rule 35d-1, nor the SEC Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 disclose a specific asset or revenue threshold required to include a company within a particular industry. The Index Provider has indicated that DER is a solution at the beginning of the adoption curve and, as such, companies providing such solutions may not currently have a significant portion of their assets or derive a significant portion of their revenues from such solutions. As a result, the Index Provider believes the specified revenue requirements for a Distributed Energy Company as currently disclosed are reasonable.
27.Please identify any industry or groups of industries in which the Fund expects to be concentrated at launch.
Response: The Trust does not anticipate the Fund to be concentrated in any industry or group of industries at launch, but notes the Fund will concentrate to approximately the same extent that the Index concentrates in the securities of a particular industry or group of related industries. The Trust also notes that the Fund will continually assess weightings as part of its compliance testing and monitor for disclosure purposes.
28.Within “Associated Risk of Investing in Distributed Energy Companies,” reconcile the phrase “short product lifecycle” with the Fund’s renewable energy focus. Provide clarity as to the reason Distributed Energy Companies with short product lifecycles would makes sense in renewables as this seems inconsistent.
Response: The Trust responds supplementally by noting that the short product lifecycle is in reference to the constant technological improvements in the space. New solutions for solar panels, battery storage configurations, inverters and smart inverters, for example, are a risk for companies in the distributed energy space. As the useful life of renewable assets is long, the risk of new competing products and solutions being brought to market is a risk to be flagged. Innovation is beneficial to the overall development of DER solutions but shorter product lifecycles (more innovation and more frequent competing launches) can be an idiosyncratic risk for companies in this Index.
The Trust further responds by revising the disclosure to read, in part, “potentially short product lifecycles.”
29.Within that same risk, explain the phrase “rapid product obsolescence” further including why these types of products experience such rapid product obsolescence.
Response: The Trust responds supplementally by noting that “rapid product obsolescence” is associated with the “short product lifecycles” also included in the risk.
The Trust further responds by revising the first sentence of the risk as follows: “Distributed Energy Companies typically face intense competition, potentially short product lifecycles and potentially rapid product obsolescence (e.g., when a better, higher utility solution becomes available) due to anticipated and frequent technological improvements.”
30.Within that same risk, provide additional details about the types of “depletion of resources” that are material to these types of companies and whether these required resources conflict with the Fund’s ESG focus.
Response: The Trust responds by revising the relevant sentence in the risk as follows: “Distributed Energy Companies may be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, availability of certain inputs and materials required for production, depletion of resources (such as lithium, copper and cobalt), technological developments and labor relations.”
The Trust further responds by supplementally noting that the Index Provider believes the potential avoided emissions and additional environmental benefits of the DER solutions is material and outweighs the negative impact of mining and processing the needed metals.
31.Please refer to Comment 17 regarding the “Models and Data Risk” reference to “information and data supplied by third parties” and provide a response for this Fund.
Response: The Trust responds that the response to Comment No. 17 is also applicable to this Fund.
Prospectus
32.In the Additional Information About the Funds section on page 14, the iClima Global Decarbonization Enablers ETF, segment #1, bullet #1, explain in plain English the term “solar photovoltaic assets.”
Response: The Trust responds by adding the following disclosure as the last sentence of bullet #1: “Solar photovoltaic assets are solar projects comprised of several components, such as solar panels to absorb and directly convert sunlight into electricity, solar inverters to change the electric current, as well as mounting, cabling and other electrical accessories.”
33.In the Additional Information About the Funds section, the iClima Distributed Renewable Energy ETF, in the examples list #3, explain in plain English “V2G and EV Charging” and “EVs with V2G solutions.”
Response: The Trust responds by revising #3 as follows: “Vehicle-to-Grid and Electric Vehicle~~V2G and EV~~ Charging: Electric vehicles (EVs) with vehicle-to-grid (V2G) solutions, charging networks, and net meters. A V2G solution is using the battery bank of an EV as a storage unit for a power grid. The battery capacity of EVs is a form of decentralized energy storage that may become a material source of grid stability.”
34.In the Additional Information About the Funds section, the iClima Distributed Renewable Energy ETF, in the examples list #5, please revise the entire sentence in Plain English.
Response: The Trust responds by revising #5 as follows: “Microgrid and Smart Grids: ~~Multiple dispersed generation sources with ability to isolate such microgrids from larger networks, solutions for voltage and frequency issues.~~ A microgrid is a localized, controllable energy system that can operate in isolation from the electrical grid within a specifically defined area. A smart grid is an electrical supply network that uses digital communication technology to detect and react to local changes in usage.”
35.In the Fund Sponsor section, disclose how the agreement defines “Excluded Expenses.”
Response: The Trust responds by supplementally noting that the Adviser’s agreement with the Fund Sponsor does not specifically define “Excluded Expenses.” Rather, the term “Excluded Expenses” (as defined in the Prospectus to include “interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Funds under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act), and the unified management fee payable to the Adviser”) relates to the Adviser’s obligation under the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Funds, to assume all expenses incurred by the Trust and each Fund (except for Excluded Expenses). As disclosed in the Prospectus, the Fund Sponsor has agreed to assume this obligation of the Adviser.
36.In the Fund Sponsor section, it states an affiliate of the Index Provider will host the website and prepare certain marketing materials relating to the Funds. Supplementally, explain the policies and procedures the Funds and its Adviser have put in place regarding these activities and communications.
Response: The Trust responds by supplementally noting that the marketing support services to be provided by the Fund Sponsor, including hosting the Funds’ website and preparing marketing materials related to the Funds, will be subject to applicable compliance policies and procedures in the Trust’s compliance program. The Trust’s compliance program includes policies and procedures related to marketing materials, including written and web-based materials, which require pre-approval, compliance with SEC and FINRA requirements and oversight by the Distributor.
Statement of Additional Information
37.In the Investment Restrictions section, for the non-fundamental restrictions, please add that it may be changed without a shareholder vote “upon 60-days’ notice to shareholders.”
Response: The Trust responds by including the requested disclosure.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the iClima Global Decarbonization Leaders ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses [1]	0.00%
Total Annual Fund Operating Expenses	0.65%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $66	3 Years: $208
A-1

Fees and Expenses of the iClima Distributed Renewable Energy Leaders ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses [1]	0.00%
Total Annual Fund Operating Expenses	0.65%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $66	3 Years: $208

A-2